SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

(Mark One):

☑    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2001

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ________________

Commission file number 1-16477

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

REQUIRED INFORMATION

     1)   Financial Statements and Schedules (and Notes thereto)

     2)   Consent of Independent Accountants to Incorporation By Reference (attached)

SIGNATURES

     Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Date: July 1, 2002
	By:	/s/ DALE B. WOLF

Dale B. Wolf, Plan Administrator

	By:	/s/ HARVEY C. DEMOVICK, JR.

Harvey C. DeMovick, Jr., Plan Administrator

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2001 with Report of Independent Auditors

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2001

Report of Independent Auditors

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors, whose report dated June 26, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
June 21, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.1 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Coventry Health Care, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan (“the Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’'s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Baltimore, Maryland
June 26, 2001

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000

Assets:
Investments	$ 88,913,621	$ 94,248,325

Receivables:
Participant contributions	374,156	298,131
Employer contributions	211,709	173,904
Interest and Dividends	27,877	18,869

Total receivables	613,742	490,904

Total assets available for benefits	89,527,363	94,739,229

Liabilities:
Excess contributions payable	2,423	26,350

Net assets available for benefits	$ 89,524,940	$ 94,712,879

     See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions
Investment income (loss):
Interest and dividends	$ 1,142,257
Net depreciation in fair value of investments	(9,167,856)
Net depreciation in fair value of pooled separate accounts	(1,675,946)

Total investment loss	(9,701,545)

Contributions:
Participants	9,054,521
Employer, net of forfeitures	4,453,020

Total contributions	13,507,541

Total additions, net	3,805,996

Deductions
Benefits paid to participants	(8,606,934)
Administrative expenses	(387,001)

Total deductions	(8,993,935)

Net decrease	(5,187,939)

Net assets available for benefits:
Beginning of year	94,712,879

End of year	$ 89,524,940

     See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements
December 31, 2001

1.    Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which include a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Administration

Under a trust agreement dated March 13, 1998, the Deutsche Bank-Bankers Trust Company was appointed trustee for the Plan and holds the Coventry Health Care, Inc. Common Stock. Principal Life Insurance Company (PLIC) acts as custodian of the Plan’s other investments. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise and can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the Code. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are invested in the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants presently vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to financial hardship and attainment of age 59 1/2, are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow a maximum of the lessor of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2001, $408,413 in forfeited non-vested accounts were used to reduce employer contributions. As of December 31, 2001 and 2000, forfeited non-vested accounts available to reduce future employer contributions totaled $79,985 and $27,368, respectively. At the Company’s discretion, forfeitures may first be used to reduce administrative expenses. No forfeitures were used to pay administrative expenses in 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments of the Plan are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

The Company entered into guaranteed investment contracts with PLIC under which the Plan deposits participant contributions made during the year. PLIC maintains the contributions in an unallocated fund to which it adds interest at the rates ranging from 3.8% to 6.5%. Interest rates are guaranteed annually. Investments in the guaranteed interest account may not be withdrawn prior to the specified maturity date, or a penalty may be imposed.

3.    Investments

The values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2001	2000

PLIC Stock Index 500 Separate Account	$ 11,318,371	$ 14,150,949
Vanguard Asset Allocation Fund	6,393,439	7,275,366
Vanguard Growth & Income Fund	6,403,532	7,560,645
Vanguard PRIMECAP Fund	5,469,831	5,967,086
PLIC Money Market Separate Account	5,418,870	4,625,538*
Coventry Health Care, Inc. Common Stock	23,029,008	27,421,769

*  Investment represents less than 5% of the Plan’s net assets for the period presented.

During 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value by $10,843,802 as follows:

Pooled separate accounts	$ (1,675,946)
Mutual funds	(2,410,838)
Coventry Health Care, Inc. Common Stock	(6,757,018)

$ (10,843,802)

4.    Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2001 and 2000 is as follows:

	Market Value		Cost

	2001	2000	2001	2000

Coventry Health Care, Inc. Common Stock	$ 20,651,253	$ 24,183,068	$ 11,610,857	$ 8,113,049

Year Ended December 31, 2001

Changes in net assets:
Contributions	$ 4,403,961
Net depreciation	(5,981,095)
Benefits paid to participants	(1,608,991)
Administrative expenses	(94,618)
Transfers to participant-directed investments	(251,072)

$ (3,531,815)

5.    Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by PLIC, a significant shareholder of the Company until the first quarter of 2002. In addition, certain Plan investments are shares of pooled separate accounts managed by PLIC. Therefore, transactions with PLIC qualify as exempt party-in-interest transactions.

6.    Income Tax Status

The Plan, including amendments, has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

7.    Subsequent Events

Subsequent to December 31, 2001, WellPath of Carolina, Inc. Employee Progress-Sharing Investment Plan, WellPath of Carolina, Inc. Employee Retirement Account Plan and Blue Ridge New Alliance, Inc. 401 (k) Plan merged into the Plan. These mergers had no effect on the Plan for the year ended December 31, 2001. The Plan administrator believes that this merger will conform to the rules and regulations of ERISA and the Code.

Supplemental Schedule

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current value

Participant-directed investments
PLIC Guaranteed Interest Accounts*	Fixed income fund		$ 1,581,963
PLIC Money Market Separate Account*	Money market		5,418,870
PLIC Government Securities Separate Account*	U.S. government bond fund		1,212,474
Mutual Funds:
PLIC Stock Separate Account*	Equity mutual fund		2,226,758
PLIC Bond & Mortgage Separate Account*	Fixed Income fund		4,076,762
PLIC Stock Index 500 Separate Accounts*	Equity mutual fund		11,318,371
PLIC Mid-Cap Index*	Equity mutual fund		610,847
PLIC Small Cap Index*	Equity mutual fund		325,964
PLIC Small Company Growth Separate Account*	Equity mutual fund		1,608,732
PLIC International Stock Separate Account*	Equity mutual fund		2,495,770
Strong Opportunity Funds	Equity mutual fund		2,609,024
Neuberger Berman Genesis Trust	Equity mutual fund		3,596,509
INVESCO Dynamics	Equity mutual fund		873,214
T. Rowe Price Mid-Cap Growth Fund	Equity mutual fund		4,129,892
American Century Investments	Equity mutual fund		410,538
Fidelity Adv Equity Growth	Equity mutual fund		613,842
Vanguard Asset Allocation	Mixed mutual fund		6,393,439
Vanguard Growth and Income Fund	Equity mutual fund		6,403,532
Vanguard PRIMECAP Fund	Equity mutual fund		5,469,831
Vanguard U.S. Growth Fund	Equity mutual fund		2,957,632

Coventry Health Care, Inc.*	119,186 shares of common stock		2,377,758

Participant Loans*	Maturing at various dates; interest rates ranging from 6.75% to 11.50%		1,550,646

Total participant-directed investments			$ 68,262,368

Nonparticipant-directed investments:
Coventry Health Care, Inc.*	1,035,151 shares of common stock	$11,610,857	20,651,253

Total investments			$ 88,913,621

* Party-in-interest
** Historical cost has been omitted, as these investments are participant-directed.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Auditors
23.1	Consent of Arthur Andersen LLP

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8, Nos. 333-36735, 333-3958, 333-75615, 333-57968) of our report dated June 21, 2002, with respect to the financial statements and schedules of the Coventry Health Care, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
June 27, 2002

Exhibit 23.1

CONSENT OF ARTHUR ANDERSEN LLP

Effective May 15, 2002, the Coventry Health Care, Inc. Retirement Savings Plan dismissed Arthur Andersen LLP as its independent auditors. Prior to the date of this Form 11-K, the Arthur Andersen LLP partner reponsible for the audit of the financial statements of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2000 and for the year then ended resigned from Arthur Andersen LLP. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen LLP’s written consent to incorporate by reference into the Coventry Health Care, Inc. registration statements on Form S-8 (Nos. 333-36735, 333-3958, 333-75615, 333-57968) of Arthur Andersen LLP’s audit report with respect to the Plan’s financial statments as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into Coventry Health Care, Inc.’s registration statments on Form S-8 (Nos. 333-36735, 333-3958, 333-75615, 333-57968) and deemed to be a new registration statement, without a written consent from Arthur Andersen LLP. However, as a result, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act.